Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six months ended June 30, 2016	Year ended December 31, 2015
Earnings before income taxes	$292	$565
Undistributed equity in earnings of investees	(9)	(18)
Fixed charges:
Interest on annuities	451	732
Interest expense	36	74
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	12	23
EARNINGS	$783	$1,377

Fixed charges:
Interest on annuities	$451	$732
Interest expense	36	74
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	12	23
FIXED CHARGES	$500	$830

Ratio of Earnings to Fixed Charges	1.57	1.66

Earnings in Excess of Fixed Charges	$283	$547

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